Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

February 15, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number

1,001	2/8/2013	485BXT	0001137360-13-000109
964	1/11/2013	485BXT	0001137360-13-000034
934	12/14/2012	485BXT	0001137360-12-000670
906	11/15/2012	485BXT	0001137360-12-000615
880	10/19/2012	485BXT	0001137360-12-000565
852	9/21/2012	485BXT	0001137360-12-000517
816	8/24/2012	485BXT	0001137360-12-000459
791	7/27/2012	485BXT	0001137360-12-000408
762	6/29/2012	485BXT	0001137360-12-000358
728	6/1/2012	485BXT	0001137360-12-000290
699	5/4/2012	485BXT	0001137360-12-000236
664	4/5/2012	485BXT	0001137360-12-000181
631	3/8/2012	485BXT	0001137360-12-000132
605	2/10/2012	485BXT	0001137360-12-000081
567	1/13/2012	485BXT	0001137360-12-000024
548	12/16/2011	485BXT	0001137360-11-000533
521	11/17/2011	485BXT	0001137360-11-000482
495	10/21/2011	485BXT	0001137360-11-000438
465	9/23/2011	485BXT	0001137360-11-000376
441	8/26/2011	485BXT	0001137360-11-000339
420	8/4/2011	485BXT	0001137360-11-000301
393	7/6/2011	485BXT	0001137360-11-000259
382	6/15/2011	485BXT	0001137360-11-000238
313	4/1/2011	485APOS	0000930413-11-002492

The Amendments relate to Market Vectors Japanese Bond ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon
Vice President and Assistant Secretary